SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WILL IMMEDIATELY APPEAL LEGALLY FLAWED AGCM RULING & €256M FINE

MILAN COURT IN 2024 ALREADY DECLARED RYANAIR'S DIRECT DISTRIBUTION "UNDOUBTEDLY BENEFITS CONSUMERS".

Ryanair, Europe's No.1 airline, today (Tues, 23 Dec) instructed its lawyers to immediately appeal both the bizarre/unsound ruling and the €256m fine, unjustly levied by the Italian Competition Authority (AGCM), which seeks to ignore - and overturn - the Jan 2024 Precedent Ruling of the Milan Court, which declared that Ryanair's direct distribution model "undoubtedly benefits consumers" and leads to "competitive fares". Today's Ruling validates Ryanair's current distribution agreements, which guarantee price transparency for consumers, and safeguards the continuing availability of the lowest promotional fares on ryanair.com. The AGCM's baseless efforts to redefine a period of time after the Milan Court Ruling, and to wrongly claim that Ryanair has a dominant position in air services to/from Italy will be overturned. This Ruling and fine are legally unsound, and will be overturned on appeal.

Ryanair has campaigned for many years to offer consumers the lowest fares by booking directly on the ryanair.com website. This direct distribution model was ruled to "undoubtedly benefits consumers" by the Milan Court, as recently as Jan 2024. However, under pressure from a Spanish OTA (which has repeatedly overcharged unsuspecting consumers), and a tiny number of bricks and mortar travel agents in Italy, the AGCM has today issued a Ruling (and this absurd fine), which flies in the face of the Jan 2024 Milan Court Ruling.

In order to invent this legally unsound Ruling, the AGCM has ignored the fact of Ryanair's non-dominant (just over 30%) share of the Italian market, by gerrymandering to exclude both long haul air travel, and short haul air access to a number of other countries, so that it could invent this claim that Ryanair holds a dominant position in the Italian air travel market. It also seeks to exclude competing rail, bus, ferry and motorway travel from the market definition, in what is clearly an invented, but untenable market definition.

The AGCM Ruling appears to accept that Ryanair's current approved OTA and Travel Agent Direct agreements, which allow all OTAs and bricks and mortar travel agents "cost free" unfettered access to Ryanair's airfares (with the sole exception of Ryanair's promotional fares) as long as they agree not to overcharge consumers when selling Ryanair's fares and ancillary services, comply with competition law. Nevertheless, this contorted ruling and its absurd fine flies in the face of the Milan Court decision of Jan 2024, and can only be the product of a biased and unsound analysis of Ryanair's pro-consumer pricing in every market in Italy in which Ryanair operates.

Ryanair's CEO Michael O'Leary said:

"If today's legally unsound AGCM Ruling and fine is not appealed, then the AGCM proposes to set itself above the Milan Courts in making competition decisions. Ryanair has fought for many years for transparent pricing, and our approved OTA agreements (which have been agreed by almost every large OTA, with the notable exception of one Spanish OTA, who continues to overcharge its customers for flights and ancillary services) are manifestly and clearly pro-consumer.

When Ryanair first started in 1985, 20% of ticket revenues were wasted paying travel agents 10% commissions, and GDS systems 10% commissions, in an industry with high fares, but profit margins of less than 1%. The internet and the ryanair.com website have enabled Ryanair to distribute directly to consumers, and Ryanair has passed on these 20% cost savings in the form of the lowest air fares in Italy and Europe. Today's AGCM ruling is both legally unsound, and it contradicts the Precedent Milan Court Ruling of January 2024, which declared that Ryanair's direct distribution model "undoubtedly benefits consumers".

This AGCM Ruling is an affront to the Precedent Milan Court Ruling, and also an affront to consumer protection and competition law. Ryanair has grown rapidly in Italy - and in many other markets across Europe - by always offering the lowest air fares in every single market in which we operate. This legally baseless AGCM Ruling, and its absurd €256m fine, undermines consumer protection and competition law, and it will be overturned on appeal.

The AGCM should have followed the Jan 2024 Precedent Ruling of the Milan Court, which ruled that Ryanair's direct distribution model

−     "undoubtedly benefit[s] consumers" by leading to lower fares

−        is "economically justified in terms of containing operating costs, and eliminating the costs associated with  intermediation in ticket sales"

−     "contribute[s] to…a direct channel of communication…for any possible need for information and updates on flights".

Ryanair looks forward to successfully overturning this legally flawed ruling and its absurd €256m fine in the Courts. Today's Ruling shows that the AGCM cannot be trusted to protect consumers, or uphold competition law, when it can be so easily misled by a tiny number of self-serving bricks & mortar travel agents and a Spanish OTA, making false claims. It is these OTAs and travel agents that the AGCM should be protecting consumers from. Today's AGCM Ruling cannot ignore, and must respect the Precedent Jan 2024 Ruling of the Milan Court, and the pro-consumer behaviour of Ryanair in every market in Italy in which we operate. Both we and our lawyers, are confident that this flawed, gerrymandered AGCM ruling and its absurd €256m fine will be overturned on appeal."

ENDS
For further info
please contact:    Ryanair Press Office
                             T: +353-1-9451799
                             E: press@ryanair.com

Note to Editors

Please find below background Note to Editors, summarizing Ryanair's distribution model and the Jan 2024 Milan Court Ruling.

1.  When Ryanair first opened its Ryanair.com website in 1999, it guaranteed consumers that its lowest fares would only be available on its website because the internet allowed Ryanair to save costs of GDS distribution and travel agency commissions (approx. 20% of each fare), which Ryanair then passed back to customers in lower fares when they booked direct on its website.

2.  Online travel agents (OTAs) and price comparison websites emerged in the early 2000s, Ryanair offered all such agents a price comparison licence agreement which would give them access to the Ryanair.com website as long as they agreed to present real Ryanair prices.

3.  As the internet developed, the OTAs developed new techniques to "scrape" content from Ryanair.com (despite the fact that this unauthorised scraping was in breach of Ryanair's Ts&Cs), resell Ryanair tickets and overcharge consumers. Since the 2000s, Ryanair introduced a series of security measures to prevent OTAs from overcharging Ryanair customers. However, none of these measures were successful in the long term as OTAs switched to using "burner IP addresses", virtual credit cards and more recently PayPal in China to circumvent payment security rules, and started using fake email addresses, which prevented Ryanair from communicating directly with the customer to give them flight updates, or in some cases (during Covid) refunds.

4.  While this cat and mouse game was played out between Ryanair and these overcharging OTAs, unsuspecting customers were often charged hidden handling fees. In other examples, the OTAs overcharged consumers for Ryanair ancillary services such as bag fees, priority boarding and seat selection.  To this day Ryanair publishes a monthly survey of this overcharging by OTAs proving real consumer harm.

5.  All of these issues were considered in detail by the Milan Court of Appeal (in combined cases taken by Lastminute and Viaggiare) - see summary of judgment below.

6.  Since January 2024 Ryanair has entered into numerous "approved OTA agreements" under which Ryanair gives direct access to its website to OTAs who agree not to screenscrape Ryanair.com and to present true Ryanair prices for fares and ancillary services to consumers, with no hidden add-ons. The OTAs and agents are free to charge the customer a transparent agency fee if they so wish or to offer discounts. The same access to Ryanair's fares inventory is available to traditional travel agents under Ryanair's Travel Agent Direct platform and through traditional Global Distribution Systems.

On 17 Jan 2024, the Milan Court of Appeal ruled as follows in Lastminute/Viaggiare vs. Ryanair:

1.  Ryanair's decision to reserve the sale of its air services to itself does not constitute abuse of a dominant position.

2.  The Court holds that there is no abuse of a dominant position by Ryanair on the downstream market of travel and tourism services having reserved for itself the direct sale of its airline tickets.

3.  It has been shown that Ryanair's choice of reserving for itself the sale of its airline tickets, does not deprive, nor has it deprived, the OTA of access to a resource considered essential to carry out the OTA's business.

4.  Ryanair sells "only" its airline tickets, and does not sell tickets of other carriers. OTAs on the other hand broker the sale of airline tickets from all airlines and other modes of transport (railways, buses, ferries, cruise ships, etc.).

5.  It is undisputed among the parties that through the payment of a token price licence, the OTAs can access and compare Ryanair's price and flight schedules. Thus, there is no evidence of "refusal" to provide such information.

6.  As for the risk of eliminating competition, the Court notes that taking into account the different scope in which OTAs and Ryanair operate, predominantly in the downstream market (for the sale of non-aviation services), the likely occurrence of such an event should be ruled out.

7.  The OTA has asserted that the sale of airline tickets is the main driver of OTAs' revenues. This assertion is incorrect when referring to OTAs in general, for which the booking of hotels and other accommodation appear significantly more important than the sale of airline tickets and are considered to be the real driver of their business.

8.  Ryanair's entrepreneurial choice to sell its airline tickets directly is "economically justified" in terms of reasonableness, in terms of containing operating costs, and eliminating the costs associated with distribution in ticket sales. This has contributed to the application of competitive fares, which undoubtedly benefits consumers, and to the possibility of having direct channels of communication with them for any possible need for information and updates on flights.  No harm to users therefore was established by the investigation conducted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 December, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary